Exhibit 21

Subsidiaries of Registrant

	State of Jurisdiction of Organization	Percentage of Voting Securities Owned
Concortis Biosystems, Corp.	Delaware	100%
Sorrento Therapeutics, Inc. Hong Kong Limited	Hong Kong, China	100%
Ark Animal Health, Inc.	Delaware	100%
TNK Therapeutics, Inc.	Delaware	99%
LA Cell, Inc.	Delaware	64%
Sorrento Biologics, Inc.	Delaware	99%
Scintilla Pharmaceuticals, Inc.	Delaware	99%